United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of May 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

1Q24 Earnings Release May 2024

CEO Letter

The second year of our 60/30/30 plan started on a high note, with another record-breaking net income. We delivered strong top line growth, and with a continuously improving operating leverage, net income reached a record R$195 million in the quarter, 8 times higher than that of the same period last year.

Together with strict cost control, we continue delivering a healthy balance of growth and innovation. On growth, we once again added 1 million new active clients in the quarter, a consistent number during the last two years, proving the attractiveness of our value proposition: a Financial Super App that integrates banking, credit, shopping, investments and various other financial services.

On innovation, PIX Financing is one of the highlights of the quarter, with the potential to become a meaningful consumer finance product in our portfolio. Services have also performed well, enhancing engagement and driving revenue. Such is the Global Account, which has reached an impressive 3 million clients at the end of the quarter, proving to be a successful addition to our platform.

With higher client engagement our deposit base continues to grow, reaching R$44 billion by the end of the quarter, keeping Inter on top of the rankings with the lowest cost of funding in the industry.

The scalability of our digital platform can be clearly seen with the sequential improvements in operating leverage. With an efficiency ratio below 48% and a cost-to-serve touching record-lows, we are considerably ahead of our 60/30/30 plan on the cost front.

In summary, we had a strong start of the year. Once again, this was only possible thanks to our scalable digital banking model, and most importantly, thanks to our amazing team of employees, who consistently strive to exceed our clients' expectations and provide them with a superior value proposition. Their passion and hard work are instrumental in delighting our clients and driving our continued success.

I couldn't be prouder of our achievements and more excited about the upcoming quarters as we work towards another successful year guided by our 60/30/30 north star.

João Vitor Menin | Inter&Co CEO

1Q24 Highlights

Financials

Revenue growth

Total gross revenue

R$2.3bn

+27% YoY

Record

Operational leverage

Efficiency ratio

47.7%

+14.6 p.p YoY Improvement

Record

Bottom line

Net income

R$195mm

9.7% ROE

Record

Operational

Number of clients

Total clients

31.7mm

+1.3 mm QoQ

Record

Activation rate

Active clients

54.9%

+86 bps QoQ

Increasing

Transactional platform

TPV

R$257bn

+42% YoY

Record

Note: Definitions are in the Appendix section of this Earnings Presentation.

1Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
1

Quarter Highlights

inter&co

	1Q24	4Q23	1Q23	Variation % ΔQoQ	Variation % ΔYoY
Unit Economics					
Total Clients mm	**31.7**	30.4	26.3	4.5%	20.7%
Active Clients mm	**17.4**	16.4	13.5	6.1%	28.6%
Gross ARPAC R$	**45.2**	45.9	45.9	-1.7%	-1.7%
CTS R$	**11.7**	12.5	13.8	-6.5%	-15.6%
CAC R$	**28.9**	24.6	29.8	17.3%	-3.0%
Income Statement					
Gross Revenue R$ mm	**2,291**	2,197	1,800	4.3%	27.3%
Net Revenue R$ mm	**1,401**	1,313	1,024	6.7%	36.8%
Pre Tax Net Income R$ mm	**274**	208	6	31.4%	4542.0%
Net Income R$ mm	**195**	160	24	22.2%	706.2%
Balance Sheet & Capital					
Gross Loan Portfolio R$ bn	**32.1**	31.0	25.1	3.6%	27.9%
Funding R$ bn	**43.8**	43.5	33.5	0.6%	30.6%
Shareholders' Equity R$ bn	**8.5**	7.6	7.1	12.4%	19.6%
Tier I Ratio %	**20.3%**	23.0%	23.0%	-2.7 p.p.	-2.7 p.p.
Volume KPIs					
Cards + PIX TPV R$ bn	**257**	253	181	1.7%	41.8%
GMV Inter Shop R$ mm	**994**	1,050	829	-5.3%	19.8%
AuC R$ bn	**95**	92	68	3.4%	39.6%
Asset Quality					
NPL > 90 days %	**4.8%**	4.6%	4.4%	0.2 p.p.	0.4 p.p.
NPL 15-90 days %	**4.4%**	4.0%	4.3%	0.4 p.p.	0.1 p.p.
Coverage Ratio %	**131%**	132%	131%	-1.3 p.p.	-0.6 p.p.
Performance KPIs					
NIM 1.0 %	**7.8%**	7.6%	7.4%	0.2 p.p.	0.4 p.p.
NIM 2.0 - IEP Only %	**9.2%**	9.0%	8.7%	0.2 p.p.	0.6 p.p.
Risk Adjusted NIM 1.0 %	**4.5%**	4.3%	3.8%	0.2 p.p.	0.7 p.p.
Risk Adjusted NIM 2.0 - IEP Only %	**5.3%**	5.0%	4.4%	0.3 p.p.	0.9 p.p.
All-in Cost of Funding % of CDI	**61.9%**	59.2%	59.7%	2.7 p.p.	2.2 p.p.
Fee Income Ratio %	**30.7%**	33.3%	30.5%	-2.6 p.p.	0.2 p.p.
Efficiency Ratio %	**47.7%**	51.4%	62.4%	-3.6 p.p.	-14.6 p.p.
ROE %	**9.7%**	8.5%	1.4%	1.1 p.p.	8.3 p.p.

Note: Definitions are in the Appendix section of this Earnings Presentation.

1Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

2

Team & Talent • Finished 1Q with 3,336 employees, a record 5.2k active clients per employee • Launched the 2nd version of GoTech, incorporating 195 tech trainees to our team Operational leverage • Record low efficiency ratio of 47.7%, improving 3.6p.p. from the previous quarter • Cost-to-serve decreased to R$ 11.7, 16% lower than a year ago Loan Portfolio • 27% YoY loan growth, combined with continuous improvement in portfolio mix • Strong NIM increase as result of thorough deployment of capital Innovation & New Products • PIX Financing offered to a broader client base, observing strong adoption rates • Increasing level of hyper-personalization in our Super App Clients & Engagement • Increased the activation rate to 54.9%, +86 bps QoQ, the highest since 2021 • Added 1mm net new active clients in the quarter, and 3.9mm in last 12 months Bottom Line • Record pre-tax & net income of R$272 and R$195 million, respectively • ROE reached 9.7%, an 8.3 p.p. increase YoY 1Q24 Strategic Update Note: Definitions are in the Appendix section of this Earnings Presentation. 3 Funding & Cost of Funding • Strong funding franchise, with total deposits growing 31% YoY • Cost of Funding remained low at 61.9% of CDI Image Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 1Q24 Highlights

Unit Economics

inter&co

Client Growth & Engagement

In 1Q24, we experienced significant growth, once again adding 1 million net new active clients, bringing us to a total of 3.9 million new clients within the last 12 months. This demonstrates the ongoing appeal of Inter as a trusted banking platform for individuals seeking a wide range of products and services. We are pleased to report that our activation rates have continued to improve, marking the sixth consecutive quarter of growth with a year-on-year increase of 340 basis points and a quarter-on-quarter improvement of 86 basis points.

The consistent increase in new client acquisitions is a testament to the quality of our underwriting practices and the comprehensive offerings available on our platform. We remain dedicated to providing innovative solutions and exceptional service to our expanding client base.



Total Clients
In Millions
QoQ
YoY
18.6
20.7
22.8
24.7
26.3
27.8
29.4
30.4
31.7
+4%
+21%
+3.9 mm
+3.9 mm
9.6
10.7
11.6
12.6
13.5
14.5
15.5
16.4
17.4
+6%
+29%
51.8%
51.7%
51.2%
51.0%
51.5%
52.2%
52.7%
54.0%
54.9%
+86 bps
+340 bps
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
Active Clients

Our targeted digital marketing strategy, complemented by organic client acquisition through word of mouth and referrals, has not only boosted our activation rate but also resulted in lower overall costs. This has allowed us to maintain stable acquisition of new clients quarter after quarter while keeping our CAC below 30 Reais. With a payback period of just 3 months, our cost-effective approach ensures efficient resource allocation and positions us for sustained client growth and future success.



CAC
In R$
QoQ
YoY
29.0
32.1
28.3
30.4
29.8
27.1
25.9
24.6
28.9
+17%
-3%
45%
50%
55%
51%
56%
73%
68%
63%
50%
+6%
-13%
55%
50%
45%
49%
44%
27%
32%
37%
50%
+58%
+10%
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
Marketing Costs
Operational Costs

Note 1: Definitions are in the Appendix section of this Earnings Presentation.

1Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 4

Unit Economics ARPAC Net ARPAC By Cohort In R$, monthly Gross ARPAC By Cohort In R$, monthly Quarters of RelationshipQuarters of Relationship R$62 Mature Net ARPAC R$93 Mature Gross ARPAC 1Q18 12.8 13.5 14.9 17.1 17.9 17.7 18.3 28.6 30.6 28.8 29.6 30.5 30.2 30.1 15.8 17.1 13.8 12.5 12.7 12.5 11.8 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Cost-to-serve Net Margin per Active Client (Net of Interest Expenses) Net ARPAC By strategically combining client monetization with an efficient funding structure, we are exceptionally equipped to provide sustained long-term value to our clients. This is reflected in our unit economics metrics, with our net ARPAC remaining stable at R$ 30, while continuing to decrease our cost-to-serve, therefore resulting in a record net margin per active client to date of R$ 18.3, an impressive 23% year-on-year increase. Our dedication to providing a comprehensive range of value-added products has resulted in consistent monetization and sustained revenue growth. Furthermore, our strategic emphasis on high-return credit products, such as FGTS and Home Equity Loans, has played a pivotal role in driving sequential improvements in ARPAC trends per cohort, as illustrated below. R$30 Avg. Net ARPAC R$45 Avg. Gross ARPAC 1Q24 1Q18 1Q24 ARPAC and CTS Evolution In R$, Monthly Note 1: Definitions are in the Appendix section of this Earnings Presentation. 0 10 20 30 40 50 60 70 80 90 1 3 5 7 9 11 13 15 17 19 21 23 0 10 20 30 40 50 60 1 3 5 7 9 11 13 15 17 19 21 23 Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 1Q24 Highlights 5 QoQ -0% -5% +3% YoY +5% -15% +23%

Loan Portfolio Note 1: Definitions are in the Appendix section of this Earnings Presentation. Total Portfolio Our total loan portfolio increased 28% YoY, almost four times higher than the Brazilian market growth rate, gaining share across multiple products, especially in FGTS and Home Equity. On a quarter-on- quarter basis, total loans increased 3.6% due to lower credit demand, as this typically occurs during the first quarter of each year. In addition to a healthy loan growth rate, we continued to see an improvement in the portfolio mix. Capital was reallocated towards ROE-accretive products via tailored commercial incentives and risk management frameworks. FGTS is a 100% digital credit offer and continue to post remarkable growth, 21% QoQ, becaming 7% of our total portfolio. On the other hand, our long-dated expertise in Home Equity lending also generated a strong growth rate of 47% QoQ, as Inter solidifies a ~6% market share in this segment. These two products experienced a combined growth of R$ 630 million in the portfolio QoQ, compared to R$ 480 million in the same period of last year. Credit cards also had significant growth this quarter. Improved collections strategies, utilization of big data for predicting client behavior, a proactive approach to renegotiations, and enhanced cohort performance resulted in 6.9% quarter-over-quarter growth, surpassing the 5.9% growth from last year. Real Estate Personal SMBs Agribusiness Credit Card Total FGTS Anticip. of CC Receiv. Home Equity 21% 21%, 3.9 21%, 4.2 20%, 4.4 19%, 4.7 20%, 4.9 20%, 5.2 19%, 5.5 20%, 6.3 21%, 6.6 8%, 1.4 8%, 1.4 7%, 1.5 7%, 1.5 6%, 1.6 7%, 1.7 7%, 1.8 7%, 2.0 7%, 2.3 8%, 2.5 20%, 3.6 21%, 3.9 21%, 4.2 21%, 4.6 20%, 4.8 20%, 5.0 20%, 5.2 18%, 5.0 17%, 5.2 16%, 5.1 0%, 0.1 1%, 0.2 2%, 0.4 3%, 0.7 4%, 1.1 5%, 1.3 6%, 1.6 6%, 1.9 7%, 2.4 17%, 3.0 16%, 2.9 15%, 2.9 14%, 3.0 14%, 3.4 12%, 3.1 12%, 3.2 12%, 3.4 12%, 3.9 11%, 3.4 4%; 0.7 3%; 0.6 2%; 0.5 3%; 0.6 3%; 0.7 3%; 0.8 3%; 0.7 3%; 0.8 2%; 0.7 3%; 0.8 27% 4.8 29% 5.3 30% 6.0 29% 6.4 28% 6.9 29% 7.3 29% 7.7 31% 8.7 30% 9.5 31% 10.1 2%, 0.3 2%, 0.3 2%, 0.4 5%, 1.0 8%, 1.8 5%, 1.3 5%, 1.3 4%, 1.2 4%, 1.2 4%, 1.3 17.5 18.5 19.9 22.0 24.5 25.1 26.5 28.3 31.0 32.1 0 .0 5 .0 10 .0 15 .0 2 0. 0 2 5. 0 3 0. 0 3 5. 0 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 +28% YoY 1Q24 4Q23 1Q23 ∆QoQ ∆YoY Gross Loan Portfolio Real Estate 9,124 8,584 6,617 6.3% 37.9% Home Equity 2,487 2,270 1,692 9.6% 47.0% Mortgage 6,637 6,314 4,924 5.1% 34.8% Personal 7,438 7,139 6,081 4.2% 22.3% FGTS 2,356 1,944 1,054 21.2% N/M Personal excluding FGTS 5,082 5,194 5,027 -2.2% 1.1% SMBs 3,377 3,856 3,111 -12.4% 8.5% Credit Cards 10,112 9,461 7,273 6.9% 39.0% Agribusiness 808 745 751 8.5% 7.6% Total 30,859 29,784 23,833 3.6% 29.5% Anticip. Of C.C. Receivables 1,285 1,237 1,296 3.9% -0.9% Total inc. Anticip. Of C.C. Rec. 32,144 31,021 25,129 3.6% 27.9% Variation % Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 1Q24 Highlights 6 Gross Loan Portfolio In R$ billionss R$ millions

Loan Portfolio

inter&co

Credit Underwriting

The all-in interest rate on loans experienced a strong increase of 1.0 p.p QoQ despite the environment of lower interest rate led by the consecutive reduction in the Selic rate by the Central Bank of Brazil. This improvement can be attributed to a combination of factors. Firstly, ongoing repricing of our legacy portfolio of payroll and mortgages has allowed us to adjust our pricing to current market conditions and enhance profitability.

Additionally, our strategic focus on deploying capital into higher-ROE products has aided this upward trend. By prioritizing products with a higher return, we aim to optimize portfolio performance and maximize profitability. Our ability to navigate the market dynamics and effectively manage the interest rate environment underscores our commitment to delivering sustainable returns for our business.


Annualized Interest Rates[3]
In %
QoQ
YoY
57.9%
68.0%
-0.7 p.p.
-3.5 p.p.
Credit Card exc. Transactor
14.8%
21.1%
+1.0 p.p.
+1.2 p.p.
All-in Loan Rate
12.4%
18.6%
+0.8 p.p.
+3.4 p.p.
Personal + FGTS
12.0%
15.4%
+2.5 p.p.
+1.3 p.p.
Real Estate + H.E.
11.9%
14.5%
-2.4 p.p.
-1.6 p.p.
SMBs
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24

In the first quarter of 2024, we saw a strong increase in credit underwriting of loans with a duration of greater than 1 year. This comes as we are capitalizing on the opportunity of increasing credit penetration within our client base.

The four key products that drive this strategy continue to be mortgages, home equity loans, payroll loans and FGTS. All these 4 products not only have an attractive risk/reward profile for Inter, but also for our clients.


Underwriting
excluding CC Rec. Rural and SMB
In R$ millions
1,238
1,354
1,472
1,428
1,480
1,466
1,630
1,887
1,901
5% 65
11% 147
16% 236
19% 265
26% 387
22% 328
23% 378
21% 396
25% 471
44%, 545
47% 632
39% 571
34% 480
29% 436
26% 381
21% 347
16% 304
26% 493
10% 123
14% 189
10% 143
14% 205
13% 197
20% 289
18% 299
20% 374
16% 302
41% 505
28% 385
35% 522
33% 478
31% 459
32% 468
37% 605
43% 814
33% 633
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
QoQ
YoY
+1%
+28%
Total
+19%
+22%
FGTS
+62%
+13%
Personal
-19%
+54%
Home Equity[2]
-22%
+38%
Real Estate

Note 1: Home Equity includes both business and individuals' portfolio. Note 2: Average RWA Weight from the portfolio. Note 3: Not considering limits given to clients.

1Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

7

Asset Quality NPLs Our asset quality mix continued to show improvements during the first quarter of the year. We have successfully managed to mitigate potential credit risks despite the seasonal effect on delinquency levels. While the first quarter is typically characterized by lower liquidity and slower credit demand, which results in higher default levels, we have taken proactive measures to navigate through these challenges. As a result, we experienced a smaller increase of 24 basis points in NPL>90 days compared to 35 basis points in the same quarter of the previous year. Furthermore, both NPL and Stage 3 formation remained stable. This resilience in our asset quality reflects the effectiveness of our risk management strategies and underscores our commitment to maintaining a strong credit portfolio. Overall, our strong asset quality performance, stable cost of risk, and coverage ratio reflect our commitment to prudently manage credit risks, provide valuable financial solutions, and deliver sustainable value to our stakeholders. 1.04% 1.14% 1.26% 1.47% 1.48% 1.63%1.65% 1.52%1.48% 1.00% 1.14% 1.30% 1.55% 1.47% 1.63%1.63% 1.51%1.46% 0 .5% 0 .7% 0 .9% 1. 1% 1. 3% 1. 5% 1. 7% 1. 9% 2 .1% 2 .3% 2 .5% 1Q22 2Q22 3Q224Q22 1Q23 2Q23 3Q234Q23 1Q24 NPL Formation Stage 3 Formation NPLs1 In % NPL and Stage 3 Formation2 In % 4.5% 4.5% 4.3% 4.1% 4.3% 4.2% 4.3% 4.0% 4.4% 3.4% 3.8% 3.8% 4.1% 4.4% 4.7% 4.7% 4.6% 4.8% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 NPL 15-90 days NPL > 90 days Credit Cards NPL 90 days per cohort3 In % 126% 129% 141% 132% 131% 130% 132% 132% 131% 4.8% 5.1% 5.0% 4.5% 5.6% 6.2% 5.9% 5.2%5.2% - 5.0% - 3.0% - 1.0% 1. 0% 3 .0% 5 .0% 0% 2 0% 4 0% 6 0% 8 0% 10 0% 12 0% 14 0% 16 0% 18 0% 2 0% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Coverage ratio Cost of Risk Coverage Ratio & Cost of Risk1,4 In % Note 1: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. Note 2: NPL formation is calculated considering: (overdue balance higher than 90 days in the current quarter – overdue balance higher than 90 days in the previous quarter + write-off change in the current quarter) ÷ Credit Portfolio Balance in the previous quarter. Stage 3 Formation = ( Δ Stage 3 Balance + Write-Offs of the period ) ÷ Total Credit Balance of previous period. From 1Q23 onwards IFRS and BACEN GAAP write-off methodology converged. Note 3: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. Note 4: 1Q22: managerial number, excluding non-recurrent provision. 4Q23 4Q21 3 4 5 6 7 8 9 10 11 12 Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 1Q24 Highlights 8

Asset Quality

Renegotiations

Since H2 of 2023 we have made significant improvements in our collections process, particularly in the credit card portfolio. We have successfully improved collection levels and addressed delinquency by increasing discounts and offering better repayment conditions.

Our collaboration with third-party collection agencies has been strengthened, ensuring their performance aligns with our objectives. The implementation of AI and big data models has enhanced our ability to accurately estimate clients' propensity to accept renegotiation offers, optimizing the effectiveness of our collection efforts.

In the first quarter of 2024, the renegotiated portfolio remained stable at around 3.3% of the total loan portfolio. Notably, approximately 70% of the renegotiated accounts were non-overdue, reflecting the high quality of this portfolio. These positive outcomes are a testament to our commitment to portfolio management and our dedication to providing flexible and favorable repayment solutions to our valued clients.



Renegotiated Portfolio

In R$ millions and In %


3.8%
3.6%
3.6%
3.3%
3.3%
3.5%
3.4%
3.3%
% of Total Loan Portfolio
706
722
789
807
839
925
972
1,014
1,089
Total
31% 219
27% 198
31% 242
38% 309
38% 318
33% 309
31% 301
31% 310
32% 353
Non-performing²
69% 487
73% 524
69% 547
62% 498
62% 521
67% 617
69% 671
69% 704
68% 737
Performing¹
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24

Approximately 60% of the renegotiated portfolio is related to mortgages.

These loans have delivered strong performance once renegotiated, given their attractive LTV of over 40%, higher than 40%, encouraging debtors to repay.

Renegotiated Portfolio Breakdown

In R$ millions and %


363
33%
Credit Cards
1,089
1Q24
726
67%
Non-Cards

Note 1: Non-overdue portfolio. Note 2: More than 15 days overdue.

1Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 9

Funding

inter&co

Deposits

Our funding franchise continues to be a standout strength, with impressive growth of 31% year-on-year. This growth has been primarily driven by Time Deposits and Transactional Balances, validating the attractiveness of our offerings.

Our success in increasing client activation, engagement, and trust underscores our commitment to meeting their needs and aspirations. As we continue to innovate and enhance our offerings, we remain dedicated to providing relevant and value-added solutions that empower our clients to achieve their financial goals.


Funding
In R$ billions
28.4
9%; 2.6
15%; 4.3
42% 11.9
34% 9.6
30.7
11%; 3.3
20%; 6.1
38% 11.6
32% 9.8
32.8
12%; 3.9
21%; 6.9
35% 11.6
32% 10.4
33.8
13%; 4.5
18% 6.2
34% 11.5
34% 11.6
33.5
13%; 4.2
20% 6.6
35% 11.7
33% 11.0
35.7
11%; 3.9
20% 7.0
36% 13.0
33% 11.7
39.6
12%; 4.7
19% 7.5
38% 15.1
31% 12.3
43.5
11%, 4.7
19% 8.1
38% 16.3
33% 14.4
43.8
11%, 4.8
19% 8.2
39% 16.9
32% 13.8
1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24
QoQ YoY
+31% +1% Total
+14% +2% Others³
+19% +22% Securities
+45% +4% Time Deposits²
+26% -4% Transactional Deposits¹

The average cost of funding decreased 2.37 p.p. YoY to 6.99%, while the all-in cost of funding stood at 61.9% of CDI, a significantly lower increase than in previous first quarters.

Our competitive funding cost is the result of our high transactional deposit, which despite the strong balance sheet growth across many years, remains as strong as ever.


All-in Cost of Funding
In %, Annualized
10.27% 12.38% 13.47% 13.65% 13.65% 13.65% 13.28% 12.24% 11.28%
54.89% 57.34% 59.01% 54.83% 59.70% 58.63% 61.71% 59.17% 61.92%
5.64% 7.10% 7.95% 7.48% 8.15% 8.00% 8.19% 7.24% 6.99%
1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24
QoQ YoY
-0.96p.p. -2.37p.p. Average CDI Rate
+2.75p.p. +2.23p.p. Cost of Funding As % of CDI
-0.26p.p. -1.16p.p. Cost of funding

Note 1: Includes Conta com Pontos correspondent balance and demand deposits. Note 2: Excluding Conta com Pontos balance. Note 3: Includes saving deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and onlending).

1Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 10

Financial Performance 65% 543 64% 561 65% 556 67% 675 69% 712 70% 802 65% 819 67% 876 69% 971 35% 290 36% 316 35% 295 33% 327 31% 313 30% 348 35% 447 33% 437 31% 430 834 877 850 1,002 1,024 1,150 1,265 1,313 1,401 1,281 1,461 1,540 1,704 1,800 1,939 2,143 2,197 2,291 40 0 60 0 80 0 100 0 120 0 140 0 160 0 180 0 20 00 220 0 24 00 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Revenue Revenue had another record quarter, reaching nearly R$ 2.3 in gross and 1.4 billion in net basis. This strong performance was driven Net Interest Income, due to improvements in loan mix, ongoing positive effects of repricing real estate and personal loans and decrease in the SELIC rate. Together with credit NII expansion, our diversified fee revenue base also posted a strong growth of 38% YoY, as we continue to increase client monetization on the services side. The combination of these factors resulted in a total net revenue growth of 37% YoY and +7% QoQ. R$ millions 1Q24 4Q23 1Q23 ∆QoQ ∆YoY Total Revenues Interest income 1,218 1,279 1,013 -4.8% 20.2% Income from securities and derivatives 515 349 371 47.6% 38.8% Revenues from services and commissions 468 472 350 -0.8% 33.8% Other revenues 90 97 66 -7.5% 36.6% Total gross revenue 2,291 2,197 1,800 4.3% 27.3% Interest expenses (762) (752) (673) 1.3% 13.3% Expenses from services and commissions (34) (36) (36) -5.3% N/M Cashback expenses (63) (63) (67) 0.9% -5.8% Inter Loop (30) (33) - -9.1% N/M Total net revenue 1,401 1,313 1,024 6.7% 36.8% Variation % Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 1Q24 Highlights 11 Revenue In R$ millions YoYQoQ Total Gross Revenue+27%+4% Total Net Revenue +37%+7% Net Fee Revenue +38%-2% Net Interest Revenue+36%+11%

Financial Performance

inter&co

Net Interest Margins

Our NIMs had a strong quarter, with a QoQ increase of +24 bps and a +28 bps QoQ increase in our risk-adjusted NIMs. This performance highlights the positive impact of our risk-adjusted credit underwriting model.

The strong results are attributed to three key factors: the repricing of legacy real estate and payroll loans, a shift in our loan mix towards more profitable products, and a decrease in funding costs due to the SELIC rate reduction.

Overall, these factors have contributed to our improved NIMs, showcasing our focus on optimizing the loan portfolio and managing risks effectively. We remain confident in sustaining this positive momentum and generating value for our shareholders.


NIM 1.0 & 2.0
In %
QoQ
YoY
8.00%
8.13%
7.45%
8.42%
8.67%
9.53%
9.19%
8.99%
9.23%
+24bps
+56bps
NIM 2.0
IEP Only
6.90%
6.95%
6.38%
7.23%
7.42%
8.13%
7.80%
7.60%
7.80%
+20bps
+39bps
NIM 1.0
Incl. Transactor Portfolio
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24


Risk-Adjusted NIM
In %
QoQ
YoY
3.39%
4.62%
3.92%
5.12%
4.40%
4.79%
4.61%
5.05%
5.32%
+28bps
+93bps
Risk-Adjusted NIM 2.0
IEP Only
2.93%
3.95%
3.36%
4.40%
3.76%
4.09%
3.91%
4.27%
4.50%
+23bps
+74bps
Risk-Adjusted NIM 1.0
incl. Transactor Portfolio
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24

1Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
12

Financial Performance Fee Revenue We were able to keep fee revenue relatively unchanged due to solid performances in interchange, banking and investments. Thus, proving the strength of our fee revenue streams despite the seasonal negative trends in Q1. Net Fee Revenue & Net Fee Income Ratio In R$ millions & In % of Total Net Revenues 290 316 295 327 313 348 447 437 430 34.8%36.0%34.7%32.6%30.5%30.3% 35.3%33.3% 30.7% - 30% - 20% - 10% 0% 10% 2 0% 3 0% 4 0% 0 10 0 2 0 3 0 4 0 5 0 6 0 7 0 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Net Fee Revenue Fee Income Ratio Net Fee Revenue and SG&A Evolution In R$ millions & In % 290 316 295 327 313 348 447 437 430 558 557 592 685 596 575 614 628 628 52% 57% 50% 48% 52% 60% 73% 70% 69% 5% 15% 25% 35% 45% 55% 65% 75% - 200 400 600 800 1,000 1,200 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Net Fee Revenue SG&A SG&A ÷ Net Fee Revenue R$ millions 1Q24 4Q23 1Q23 ∆QoQ ∆YoY Description Net result from services and commissions Interchange 242 246 175 -1.5% 38.3% Interchange from debit and credit cards Comission adn brokerage fees 146 144 133 1.1% 10.1% Inter Shop, Seguros, Invest and Global Commissions Banking and credit operations 26 29 15 -11.1% 77.7% Business Account fees and credit underwriting fees Investments 29 32 20 -9.2% N/M Inter Invest management, admininstration fees and DCM Other 25 21 7 21.6% 247.3% Banking related commission fees Total revenues from services and commissions 468 472 350 -0.8% 33.8% Cashback expenses (63) (63) (67) 0.9% -5.8% Cashback expense from all products Inter Loop (30) (33) 0 N/M N/M Inter Loop expenses excluding cost of funding Other expenses (34) (36) (36) -5.3% -4.6% Withdrawls, Real Estate commissioning and others Total 340 340 247 0.1% 38.0% Other revenues Performance 24 30 28 -20.2% -14.2% MasterCard, Liberty and B3 performance fees Capital gains (losses) 3 7 3 N/M N/M Payments for overdelivered performance Foreign exchange 22 21 15 3.9% 45.8% Exchange revenues, including USEND Other 41 39 20 5.7% 106.2% Other revenues Total 90 97 66 -7.5% 36.6% Net Fee Income 430 437 313 -1.5% 37.7% Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 1Q24 Highlights 13

Financial Performance Efficiency Our focus on cost control has enabled us to continue to enhance the gap between the net revenue growth rate and expenses growth rate. This quarter’s performance highlights the scalability of our business model. 114 119 115 137 140 158 172 179 192 100 89 89 95 108 96 91 98 100 100 7 0 10 0 13 0 16 0 19 0 2 20 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Net Revenue (- Tax expenses) Personnel & Administrative Expenses Revenue vs. Expenses In %, index in a 100 basis We maintained our focus on operational leverage, achieving the fifth consecutive quarter of efficiency ratio improvement, which now stands at 47.7%. Efficiency is a key metric that we consider to be the most advanced in our 60/30/30 strategic plan. Efficiency Ratio In % 71.9% 68.3% 75.0% 73.4% 62.4% 53.4% 52.4% 51.4% 47.7% 18.7% 21.2% 22.3% 25.7% 18.0% 17.3% 18.0% 18.1% 14.5% 53.2% 47.1% 52.7% 47.7% 44.3% 36.1% 34.4% 33.2% 33.3% 13% 2 3% 3 3% 4 3% 5 3% 6 3% 7 3% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q234Q23 1Q24 Total Personnel Eff. Ra tio Admin istrative Eff. Ratio Risk Adjusted Efficiency Ratio1 In % 103% 99% 85% 80% 75% 69% 6 0% 7 0% 8 0% 9 0% 10 0% 1 0% 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Note 1: Excluding Impairment losses on financial assets for Net revenue. See Appendix for full definition. Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 1Q24 Highlights 14

Financial Performance

Efficiency

Our efforts to optimize operations and streamline expenses have allowed us to achieve an even higher level of efficiency in our day-to-day activities, decreasing our CTS to R$ 11.7, an 16% YoY improvement.

Cost-to-Serve
In R$, monthly


-16% YoY
17.5
15.7
15.8
17.1
13.8
12.5
12.7
12.5
11.7
1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24



Active Clients per Employee[1]
In thousands


+48%YoY
2.5
2.6
2.9
3.1
3.5
4.2
4.7
4.9
5.2
1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24

As we reduce costs, we also increase productivity, achieving a remarkable rate of 5.2 thousand active clients per employee. This shows our ongoing efforts to provide efficient services to our clients and use technology to improve productivity.

During April 2024 we launched our second version of the Go Tech Internship Program, welcoming 195 high qualified tech trainees to our team.

R$ millions	1Q24	4Q23	1Q23	Variation % ΔQoQ	Variation % ΔYoY
Total net revenues	**1,401**	**1,313**	**1,024**	6.7%	36.8%
Net interest income	**971**	876	712	10.8%	36.4%
Net result from services and commissions	**340**	340	247	0.1%	38.0%
Other revenues	**90**	97	66	-7.5%	36.6%
Tax expenses	**(86)**	(91)	(69)	-5.3%	25.4%
Total expenses	**(628)**	**(628)**	**(596)**	0.0%	5.4%
Personal expenses	**(190)**	(221)	(172)	-14.0%	10.5%
Depreciation and amortization	**(42)**	(41)	(38)	1.8%	11.5%
Administrative expenses	**(395)**	(365)	(386)	8.3%	2.5%
Efficiency Ratio	**47.7%**	**51.4%**	**62.4%**	-4 p.p.	-15 p.p.
Personnel Efficiency Ratio	**14.5%**	**18.1%**	**18.0%**	-4 p.p.	-4 p.p.
Administrative Efficiency Ratio	**33.3%**	**33.2%**	**40.4%**	0 p.p.	-7 p.p.

Note 1: Including interns.

1Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
15

Financial Performance

inter&co

Expenses

Comparing 1Q24 vs 4Q23, we had a significant decrease in personal expenses, due to a decrease in profit sharing agreements, in which in 2023 were concentrated in the last quarter and now are being diluted throughout the year. On the other hand, data processing expenses increased 15%, due to one-off discounts in 4Q23 and higher volume transacted in the platform in the 4Q24. Overall expanses were flat YoY and only a +5.4% QoQ increase.

Expenses Breakdown[1]
In R$ millions


Total Expenses
Shared-based comp. 4
Other3
Personnel4
D&A
Advertising & marketing
Data Processing5
4Q21: 603 — 1, 202, 146, 19, 45, 190
1Q22: 558 — 4, 175, 141, 36, 43, 159
2Q22: 557 — 23, 148, 149, 36, 32, 169
3Q22: 592 — 16, 166, 160, 36, 23, 190
4Q22: 685 — 51, 171, 189, 56, 40, 178
1Q23: 596 — 16, 157, 156, 38, 20, 209
2Q23: 575 — 16, 127, 170, 41, 21, 200
3Q23: 614 — 20, 151, 191, 41, 22, 190
4Q23: 628 — 14, 154, 207, 41, 30, 180
1Q24: 628 — 9, 154, 181, 42, 34, 207

R$ millions

	1Q24	4Q23	1Q23	Variation % ΔQoQ	Variation % ΔYoY	Description
Expenses						
Data processing and information technology	**207**	180	209	15%	-1%	Data centers, systems maintenance, communicantion
Personnel expenses	**181**	207	156	-13%	16%	Salaries and benefits (including Board)
Others	**154**	154	157	0%	-2%	Reimbursement, communication and portability
Depreciation and amortization	**42**	41	38	2%	12%	
Advertising and marketing	**34**	30	20	12%	70%	Advertisement and public relations expenses
Expenses Excl.M&A & SBC	**619**	**613**	**596**	0.8%	3.7%	
Share based compensation	**9**	14	16	-36%	-44%	Stock options and share compensation
Total Expenses	**628**	**628**	**613**	0.0%	2.4%	

Note 1: IFRS Financial Statements lines: "Personnel expenses", "Depreciation and Amortization", "Administrative Expenses". Note 2: Share-based and M&A Expenses are included in Personnel Expenses in the Income Statement. Note 3: Others = third party services; rent, condominium fee and property maintenance; provisions for contingencies and Financial System services. Note 4: Personnel Expenses excluding Share-based and M&A Expenses. Salaries and benefits (including Board). Note 5: Data processing and information technology.

1Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 16

Financial Performance Net Income We are proud to announce that we have kicked off the second year of our 60/30/30 strategic plan on a highly positive note. In Q1, we achieved record-breaking Net Income and EBT of R$ 195 million and R$ 274 million, respectively. These exceptional achievements have set a strong foundation for the rest of the year. With this positive momentum, we are committed to enhancing client engagement, further improving our loan mix and asset quality, ensuring effective cost control, and driving constant innovation. By focusing on these key areas, we aim to deliver exceptional value to both our valued clients and our shareholders. We remain dedicated to executing our strategic plan with diligence and determination, and we look forward to building upon our successes in the coming quarters. Note 1: Adjusted Net Income for the third quarter of 2022 is presented for illustrative purposes only and does not reflect our actual results. Adjusted Net Income for the third quarter of 2022 has been adjusted as if the deflation in the third quarter of 2022 had actually been the average inflation projected for each quarter of 2023 in the Brazilian Central Bank Focus Report. Pre-tax Income Net Income ROE -2.6% -1.4% 0.8% -1.7% 1.6% 1.4% 3.6% 5.7% 8.5% 9.7% Earning Before Tax, Net Income & ROE1 In R$ millions Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 1Q24 Highlights 17 (56) (29) 16 (30) 29 24 64 104 160 195 -111 -100 12 -70 -20 6 80 145 208 274 -150 -100 -50 0 50 100 150 200 250 300 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24

Capital Ratio Capital Ratio One of our key competitive advantages continues to be our strong capital base. Our regulatory capital is fully comprised of high-quality Tier I, with no hybrid instruments. To maintain this advantage over time, we established a framework of ROE-driven underwriting based on return on allocated capital. In 1Q24 our Tier-I ratio decreased to 20.7% mainly due to (1) credit RWA growth, (2) market and operational RWA growth (which adjusts on a semestral basis), and (3) dividend payments from Banco Inter SA to Inter&Co. Additionally, the follow-on conducted in January of 2024 increased the capital available at the holding level, creating an efficient capital structure for the overall profitability of the business. Tier-I Ratio In % 35.7% 32.9% 29.8% 24.1% 23.0% 22.8% 23.7% 23.0% 20.3% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 9.9% 9.1% 11.6% 2.1% 3.2% 3.0% -3.8% 6.5% 7.9% 5.8% 7.2% 10.9% 11.4% 2.4% 5.4% 6.7% 9.8% 3.6% -10% 0% 10% 20% Gross Loan Portfolio Growth QoQ Tier-I Ratio RWA Growth QoQ RWA & Tier-I Ratio In R$ millions & In % Source: Banco Inter Bacen GAAP Financial Statements. Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 1Q24 Highlights 18 1Q24 4Q23 1Q23 ∆QoQ ∆YoY Reference Equity - Tier I (RE) 5,853 6,138 5,829 -4.6% 0.4% Risk-Weighted Asset (RWA) 28,866 26,746 25,345 7.9% 13.9% Capital Requirement 5,340 4,948 4,689 7.9% 13.9% Margin on Capital Requirements 8,675 9,468 8,998 -8.4% -3.6% Tier-I Ratio (RE/RWA) 20.3% 23.0% 23.0% -2.7 p.p. -2.7 p.p. Variation %

Business Verticals Our Ecosystem Our Financial Super App offers an integrated digital experience that enables clients to manage and fulfill their needs with a suit of commercial and banking products. And even though we already have a wide range of services and solutions, we continue focus in improving our Supper App to better serve our clients: BANKING & SPENDING SHOP INVEST INSURANCE GLOBALCREDIT R$1.0bn 404kR$95bn 2.9mmR$32.1bn 257bn LOYALTY Cards + PIX TPV Gross Loan Portfolio GMV 6.2% Net Take-Rate AuC Strong AuC growth Sales High margin business Global Clients Brazilian diaspora as main focus 6.6mm Clients Attractive new revenue stream Banking In 1Q24, we reached R$ 257 billion in transactions through PIX, debit and credit cards from our clients. Most of those transactions were made through PIX, with the record number of R$ 234 billion in transactions in the quarter. That’s a 44% increase YoY and represents a strong PIX transactions market share of 7.7%. This growth was possible both by clients doing more transactions as they mature, and by newer clients being more engaged from the beginning of their relationship with Inter. 45% 46% 46% 45% 46% 47% 49% 49% 51% 55% 54% 54% 55% 54% 53% 51% 51% 49%14 16 17 19 18 20 21 24 2397 118 138 158 163 177 198 230 234 111 134 155 178 181 197 219 253 257 0 10 20 30 40 50 60 70 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Credit Debit PI X +42% YoY Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 1Q24 Highlights 19

Business Verticals Loyalty Insurance had once again a great quarter, reaching R$ 52.3 million in Net Revenues (+29% YoY). An important highlight for this quarter was the number of Active Clients, that reached 1.9 million (+40% YoY). We also increased the number of sales by 53% when compared to last year, reaching 404 thousand. On the global account, we are replicating our deposit franchise in the US. The quarter was marked by the launch of dollar-denominated Fixed Income Deposits. AuC and Deposits grew by 223% YoY to U$ 460 million in 1Q24. This was only possible due to our growing global client base of 2.9 million, comprised of highly engaged clients. On Inter Shop, we reached 3.0 million active clients transacting in the 1Q24 (+25% YoY), with more than 10 million transactions (+12% YoY). We also improved GMV, reaching more than R$ 1 billion in the quarter. Our Net Take Rate also improved by 70bps from last quarter, reaching 6.2% in 1Q24. We continue to foster end-to-end transactions, which allows us to improve our pricing power and accelerate BNPL. This quarter we achieved the important mark of R$ 10 billion in 3rd party fixed-income distribution (+45% QoQ), which is an important driver for growth and revenues. We reached over 5.3 million in active clients (+61% QoQ), and R$1.3 billion in Meu Porquinho AuC. All this contributed to our total R$ 95 billion AuC in 1Q24 (+40% YoY). We keep focused on scaling up our 7th vertical, which achieved 6.6 million active clients in 1Q24, adding 1.2 million new active clients in the quarter. This quarter, we updated our UX to include Loop as a type of digital wallet inside the app. We expect that this innovation will bring even more positive results going forward. Shopping Investments Insurance Global Active Contracts & Net Revenue In Million & R$ millions AuC & Deposits in US Dollars In USD Millions Active Clients & Net Take-Rate In Million & In % Active Clients & AuC In Million & In R$ billions 6.5% 6.2% 2.5 3.1 1Q23 1Q24 Inter Shop Acti ve Clients 40.6 52.3 1.3 1.9 - 0.5 0.0 0.5 1.0 1.5 2.0 0. 0 10. 0 20 .0 30 .0 40 .0 50 .0 60 .0 70 .0 80 .0 90 .0 1Q23 1Q24 Inter Seguros Active Contracs 91.8 94.9 4.7 5.3 -4. 00 -3. 00 -2. 00 -1.0 0 0. 00 1.0 0 2. 00 3. 00 4. 00 5. 00 6. 00 30 .0 50 .0 70 .0 90 .0 110. 0 130 .0 4Q23 1Q24 Inter I nvest Active Clients 142 460 1Q23 1Q24 Active Clients In Million 5.4 6.6 1Q23 1Q24 Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 1Q24 Highlights 20

Appendix

Balance Sheet

R$ millions

Balance Sheet	03/31/2024	03/31/2023	Variation % ΔYoY
Assets			
Cash and cash equivalents	2,830	1,792	58%
Amounts due from financial institutions	4,051	3,770	7%
Compulsory deposits	2,926	2,994	-2%
Securities	18,167	12,535	45%
Derivative financial instruments	7	1	559%
Net loans and advances to customers	28,827	22,371	29%
Non-current assets held-for-sale	174	178	-3%
Equity accounted investees	90	71	26%
Property and equipment	187	181	3%
Intangible assets	1,596	1,274	25%
Deferred tax assets	1,082	1,008	7%
Other assets	2,609	1,525	71%
Total assets	**62,547**	**47,701**	**31%**
Liabilities			
Liabilities with financial institutions	10,483	8,217	28%
Liabilities with clients	32,643	24,182	35%
Securities issued	8,249	6,641	24%
Derivative financial liabilities	14	33	-57%
Other liabilities	2,619	1,489	76%
Total Liabilities	**54,008**	**40,561**	**33%**
Equity			
Total shareholder's equity of controlling shareholders	8,392	7,031	19%
Non-controlling interest	146	109	34%
Total shareholder's equity	**8,538**	**7,140**	**20%**
Total liabilities and shareholder's equity	**62,547**	**47,701**	**31%**

1Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 21

Appendix

inter&co

Income Statement

R$ millions

	1Q24	1Q23	Variation % ΔYoY
Income Statement			
Interest income from loans	1,218	1,013	20%
Interest expenses	(762)	(673)	13%
Income from securities and derivatives	515	371	39%
Net interest income	**971**	**712**	**36%**
Revenues from services and commissions	374	282	33%
Expenses from services and commissions	(34)	(36)	-5%
Other revenues	90	66	37%
Revenue	**1,401**	**1,024**	**37%**
Impairment losses on financial assets	(411)	(351)	17%
Net result of losses	**990**	**673**	**47%**
Administrative expenses	(395)	(386)	2%
Personnel expenses	(190)	(172)	10%
Tax expenses	(86)	(69)	25%
Depreciation and amortization	(42)	(38)	12%
Income from equity interests in affiliates	(2)	(3)	-27%
Profit / (loss) before income tax	**274**	**6**	**N/M**
Income tax and social contribution	(79)	18	N/M
Profit / (loss)	**195**	**24**	**706%**

1Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
22

Appendix Non-IFRS measures and KPIs Activation Rate: Number of active clients at the end of the quarter Total number of clients at the end of the quarter Active clients: We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period. Active clients per employee: Number of active clients at the end of the quarter Total number of employees at the end of the quarter, including interns Administrative efficiency ratio: Administrative expenses + Depreciation and amortization Net Interest Income + Net result from services and comissions + Other revenue − Tax expense Annualized interest rates: Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables. Anticipation of credit card receivables: Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions”. ARPAC gross of interest expenses: (Interest income + (Revenue from services and comissions − Cashback − Inter rewards) + Income from securities and derivarives + Other revenue) ÷ 3 Average of the last 2 quarters Active Clients ARPAC net of interest expenses: (Revenue − Interest expenses) ÷ 3 Average of the last 2 quarters Active Clients ARPAC per quarterly cohort: Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter. 1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period. Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 1Q24 Highlights 23

Appendix Non-IFRS measures and KPIs Assets under custody (AuC): We calculate assets under custody, or AUC, at a given date as the market value of all retail clients’ assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform. Card fee revenue: It is part of the “Revenue from services and commission” and “Other revenue” on IFRS Income Statement. Client acquisition cost (CAC): The average cost to add a client to the platform, considering operating expenses for opening an account, such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter. Card+PIX TPV: PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil. Card+PIX TPV per active client: Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period. Cost of funding: Interest expenses × 4 Average of last 2 quarters Interest bearing liabilities (demand deposits, time deposits, savings deposits, creditors by resources to release, securities issued, securities sold under agreements to repurchase, interbank deposits and others) Cost of risk: Impairment losses on Minancial assets × 4 Average of last 2 quarters of Loans and advances to customers Cost of risk excluding anticipation of credit card receivables: Impairment losses on Minancial assets × 4 Average of last 2 quarters of Loans and advances to customers excluding anticipation of credit card receivables Cost of risk excluding credit card: Impairment losses on Minancial assets × 4 Average of last 2 quarters of Loans and advances to customers excluding credit card Cost-to-serve (CTS): Personnel Expense + Administrative Expenses − Total CAC ÷ 3 Average of the last 2 quarters Active Clients Coverage ratio: Provision for expected credit loss Overdue higher than 90 days Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 1Q24 Highlights 24

Appendix

Non-IFRS measures and KPIs

Efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Fee revenue ratio:

$$\frac{\text{Net result from services and commissions} + \text{Other revenue}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Funding:

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending

Global Services Clients:
Includes Brazilian Global Account clients, US clients and international investors.

Gross loan portfolio:

Loans and Advance to Customers + Loans to financial institutions

Gross merchandise volume (GMV):
Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus.

Gross take rate:

$$\frac{\text{Inter Shop gross revenue}}{\text{GMV}}$$

Interest Earning portfolio (IEP):

Interest Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet – Credit Card Transactor Portfolio

Margin per active client gross of interest expenses:

$$\text{ARPAC gross of interest expenses} - \text{cost} - \text{to} - \text{serve}$$

Margin per active client net of interest expenses:

$$\text{ARPAC net of interest expenses} - \text{cost} - \text{to} - \text{serve}$$

Net fee income:

Net result from services and commissions + Other Revenue

Net interest income:

$$\text{Interest Income} + \text{Interest Expenses} + \text{Income from securities and derivatives}$$

Net revenue:

Net interest income + Net result from services and commissions + Other revenue

1Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 25

Appendix

Non-IFRS measures and KPIs

Net take rate:

$$\frac{\text{Inter Shop net revenue}}{\text{GMV}}$$

NIM 1.0 – IEP + Credit Card Transactional Portfolio:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters of Interest Earning Portfolio} + \text{Credit card transactor portfolio}}$$

NIM 2.0 – IEP Only:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters of Interest Earning Portfolio}}$$

NPL 15 to 90 days:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

NPL > 90 days:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

NPL formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter} - \text{Overdue balance higher than 90 days inthe previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Personal efficiency ratio:

$$\frac{\text{Personnel expense}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Primary Banking Relationship:
A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

Return on average equity (ROE):

$$\frac{(\text{Profit / (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

Risk-adjusted efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense} - \text{Impairment losses on financial assets}}$$

Risk-adjusted NIM 1.0

$$\frac{(\text{Net interest income} - \text{Impairment losses on financial assets}) \text{ x 4}}{\text{Average of 2 Last Quarters of Interest Earning Portfolio} + \text{Credit card transactor portfolio}}$$

1Q24 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 26

Appendix Non-IFRS measures and KPIs Risk-Adjusted NIM 2.0: Net interest income − Impairment losses on Minancial assets x 4 Average of 2 Last Quarters of Interest Earning Portfolio SG&A: Administrative Expenses + Personnel Expenses + Depreciation and Amortization Stage 3 formation: Stage 3 balance in the current quarter – Stage 3 balance in the previous quarter +Write − off change in the current quarter Total loans and advance to customers in the previous quarter Tier I ratio: Tier I referential equity Risk weighted assets Total gross revenue: Interest income + Revenue from services and commissions − Cashback expenses − Inter rewards + Income from securities and derivatives + Other revenue Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 1Q24 Highlights 27

Appendix Disclaimer This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward- looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost-to-serve (CTS), are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, but there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, cost-to-serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premiuns, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. Strategic Updates Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Appendix 1Q24 Highlights 28

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: May 09, 2024